Exhibit 4.25

English Translation

FIXED ASSETS LOAN AGREEMENT

Huaxia Bank

FIXED ASSETS LOAN AGREEMENT

No.: LQ09102011110085

Party A (the Borrower): Chongqing Daqo New Energy Co., Ltd.

Domicile: Xian Jia Village, Longdu, Wanzhou District, Chongqing, China

Post code: 404000                              Legal representative: Guangfu Xu

Tel: 023-64866606                             Fax: 023-64866688

Bank of principal account: Construction Bank Wanzhou Branch

Account No.:

Party B (the Lender): Huaxia Bank, Wanzhou Branch

Domicile: No. 318 Bai Yan Road, Wanzhou District, Chongqing, China

Post code: 404000

Legal representative (principal): Jianping Xiang

Tel: 023-87680769                             Fax: 023-87680776

In accordance with relevant laws and regulations of the People’s Republic of China, the Parties hereby enter into this Agreement after negotiations based on the principle of fairness.

Article 1 Type of Loan

1.1	The loan hereunder shall be general fixed assets loan.

Article 2 Amount and Currency of Loan

2.1	The currency of the loan hereunder shall be RMB.

2.2	The amount of the loan hereunder shall be One Hundred and Thirty Million Yuan (In word).

Article 3 Purpose of Loan

3.1	Party A shall use the loan hereunder for the sole purpose of replacing the loan in the amount of RMB260 million for silicon project of Party A, and shall not use such loan for any other purposes without written consent of Party B.

Article 4 Term of Loan

4.1	The term of the loan hereunder is four years, starting from October 20, 2011 to October 19, 2015.

4.2	Party A shall draw down the loan hereunder on October 20, 2011 in lump sum. Party A will submit a Fixed Assets Loan Drawdown Application in the form attached hereto no less than one day prior to the agreed-upon drawdown date, and may not draw down the loan without review of such Application by Party B to its satisfaction.

4.3	Party A shall repay the principal of the loan equal to:

RMB4 million on December 21, 2011;

RMB5 million on June 21, 2012;

RMB10 million on December 21, 2012;

RMB20 million on June 21, 2013;

RMB21 million on December 21, 2013;

RMB20 million on June 21, 2014;

RMB20 million on December 21, 2014;

RMB10 million on June 21, 2015; and

RMB20 million on October 19, 2015.

4.4	In the event that the drawdown date and the maturity date set forth in the loan certificate hereunder are not consistent with the dates specified as above or provided in the drawdown application, the date indicated on the loan certificate hereunder shall prevail. The drawdown application, loan certificate and any other document mutually agreed by the Parties are an integral part of and have same effect with this Agreement.

Article 5 Interest Rate

5.1	The interest rate hereunder shall be 6.90% per annum. In the event that the People’s Bank of China adjusts the benchmark interest rate after the execution of this Agreement and prior to the granting of the loan, the interest rate hereunder shall be adjusted pursuant to the floating range provided in Article 5.5 based on the benchmark interest rate for the corresponding period.

5.2

The interests of the loan hereunder shall be payable on quarterly basis and shall be paid on the 20th day of the last month of each quarter, with the last interest payment date being the expiry date of this Agreement.

5.3	In the event that the People’s Bank of China adjusts the benchmark interest rate for the corresponding period after the granting of the loan, the interest rate hereunder shall be adjusted on quarterly basis, and the adjusted interest rate shall apply on and from the day immediately following the first interest payment date after such adjustment.

5.4	In case of adjustment pursuant to Article 5.1 and 5.3, the interest rate shall be determined according to the adjusted benchmark interest rate for the corresponding period as published by the People’s Bank of China.

5.5	In the event of adjusted interest rate, the penalty interest rate hereunder shall be adjusted accordingly and shall apply concurrently with the interest rate. The penalty shall be calculated in installments according to different rates applied.

5.6	Party A’s consent is not required for Party B to make the above adjustments.

Article 6 Conditions for Drawdown

6.1	Party A may not draw down the loan unless the following conditions are satisfied:

6.1.1	Party A has obtained governmental approvals, licenses and has completed relevant registrations and other statutory procedures related to the loan hereunder pursuant to the laws and regulations;

6.1.2	The capital in the same proportion of the loan has been provided, which means the capital of the project shall be provided consistently with the provision of the loan;

6.1.3	The progress of the project is consistent with the investment already made;

6.1.4	Party A has provided duly completed and signed drawdown application to Party B;

6.1.5	Party A has provided the following relevant information as required by Party B;

6.1.5.1	Information confirming consistency between project progress with investment, including without limitation project schedule and notes thereto;

6.1.5.2	Information confirming the capital in the same proportion of the loan has been provide; and

6.1.5.3	Fixed assets purchase or construction agreement, as applicable.

6.1.6	Where a security is created hereunder, the Parties have completed all procedures as agreed upon, and such procedures/security/pledge have come into effect;

6.1.7	No event of default has occurred on part of Party A;

6.1.8	As of the drawdown date, all Party A’s representations and warranties hereunder remain true, accurate and valid; and

6.1.9	As of the drawdown date, operational and financial conditions of Party A remain substantially the same as those as of the execution hereof, and no major adverse changes have occurred.

6.2	Party A shall handle drawdown procedures at Party B’s office upon satisfaction of the conditions set forth above, and shall sign the loan certificate with Party B. The loan certificate shall constitute an integral part of this Agreement with same legal effect.

6.3	The granting of the loan prior to satisfaction of conditions set forth in Article 6.1 shall not constitute a flaw in Party B’s performance.

Article 7 Payment of Loan Proceeds

7.1	The loan proceeds hereunder shall be provided as follows:

7.1.1	If any single payment of the loan proceeds is more than RMB5 million, such loan proceeds will be transferred to the Designated Account for Loan Proceeds Transfer (A/C: 8391-3026) opened by Party A with Party B and then directly payable to the counterparty of Party A pursuant to the Fixed Assets Loan Drawdown Application affixed with Party A’s common seal by Party B upon review to its satisfaction of the relevant transaction information provided by Party A.

7.1.2	If any single payment of the loan proceeds is less than RMB5 million, such loan proceeds will be transferred to the Designated Account for Loan Proceeds Transfer pursuant to the Fixed Assets Loan Drawdown Application affixed with Party A’s common seal by Party B upon review to its satisfaction of the relevant transaction information provided by Party A, and then payable by Party A to relevant counterparty of Party A. Party A shall provide updated status report of the payment of such loan proceeds on monthly basis, and Party B may check payment of such loan proceeds from time to time by way of account analysis, voucher verification, and on-site examination.

7.2	For payment of loan proceeds under Article 7.1.1, Party A shall provide information regarding the counterparty and purpose of such proceeds required by Party B. Party B will not be liable for failure to pay such loan proceeds due to untruth, inaccuracy and incompleteness of the information provided by Party A.

Article 8 Revenue Account and Post-loan Fund Monitor

8.1	It is agreed by the Parties that Party A will open its operation revenue account with Party B (A/C: 8391-2938).

8.2	Party A shall transfer 30% of its revenue (including without limitation revenue from sales, lease and operations) to the operation revenue account, and maintain an amount no less than 5% of the loan balance in such account.

8.3	Party A shall any loan proceeds drawn down under this Agreement for relevant fixed assets construction and operation, and Party B may review the payment of such loan proceeds.

Article 9 Repayment of Loan

9.1	The sources of repayment by Party A include but not limited to sales revenue. Party A undertakes in no case shall it refuse to perform the repayment obligation hereunder by invoking the above provisions.

9.2	Party A shall deposit the repayment (interest and principal) in full in the account opened with Party B prior to the close of business on the repayment day (interest payment day, principal repayment day), and Party B has the right to debit the account. In the event that the repayment day is a public holiday, it shall be delayed to the first business day immediately following such holiday.

9.3	Party B shall have the right to deduct any due and payable amount unpaid by Party A from any account maintained by Party A with all branches of Huaxia Bank. If the currency of the account so deducted is different from that of the loan, an exchange rate shall be applied according to the exchange rate published by Party B on the date of deduction.

9.4	Any payment made by Party A (including payment deducted by Party B hereunder) shall be used for repayment of the loan in the following order, subject to any changes made by Party B: expenses incurred in realizing the creditor’s rights and security interest, compensation for damages, default penalty, compound interest, overdue interest, penalty interest, interest of the loan, and principal.

9.5	If Party A desires to repay the loan in advance, it shall submit an application in writing to Party B 10 days in advance. With Party B’s written consent, the interests shall be collected according to the interest rate agreed upon hereunder and the actual days of use.

Article 10 Loan Guarantee

10.1	If the creditor’s right hereunder is secured by maximum guarantee, then:

The guarantor, Daqo Group Co., Ltd., shall enter into a maximum guarantee agreement with Party B; and

The pledgor, Chongqing Daqo New Energy Sources Co., Ltd., shall enter into a maximum mortgage agreement with Party B.

Article 11 Party A’s Rights and Obligations

11.1	Party A undertakes that it is a company duly incorporated and validly existing under relevant laws, and it has the power to dispose of the property operated and managed by it, to run the businesses in line with the purpose of the loan hereunder, and to enter into and perform this Agreement.

11.2	Party A undertakes that the project to which the loan hereunder is applied is in compliance with PRC laws, regulations and relevant investment and operation qualifications and capital requirements, has received approvals and registrations, made filings and completed other procedures required by government agencies.

11.3	Party A undertakes that it has obtained necessary approvals from regulatory agencies and its board of directors, as well as necessary authorizations to enter into this Agreement.

11.4	Party A undertakes that its execution and performance of this Agreement do not violate any provision or agreement that is binding upon Party A or its assets, any guarantee agreement or other agreements signed with other party, or any other instrument, agreement or covenant that is binding upon Party A.

11.5	Party A undertakes to provide the documents and materials as required by Party B, which shall be true, accurate, legitimate and valid.

11.6	During the term of this Agreement, Party A’s leverage ratio shall be no more than 80%.

11.7	Party A shall have the right to draw down and use the loan pursuant to this Agreement.

11.8	Party A shall open settlement account and the designated account for loan proceeds transfer with Party B or any institution appointed by Party B, and subject such accounts to the monitor of Party A pursuant to this Agreement.

11.9	Party A shall have the right to use the loan for purposes provided herein.

11.10	Party A shall cooperate with Party B with respect to the inspections conducted prior to, during and after the granting of the loan as required by Party B, which include but not limited to the provision of the following materials:

11.10.1	The business license with annual inspections passed; the corporation code certificate; the ID card of the legal representative and necessary personal information; a list of members of the board of directors, principals, and the financial controller; the licenses for conduction of the business; tax registration certificate with annual inspections passed; a copy of evidence of tax clearance for the period specified by Party B; and the loan certificate (card);

11.10.2	Information of all banks of deposit, account numbers and amounts of deposits and loans;

11.10.3	Audited balance sheet, income statement, change in shareholder’s equity, and sales information, cash flow sheet, financial statements together with its notes and remarks for the period specified by Party B;

11.10.4	Production plans, statistical forms, budget and final accounts of projects;

11.10.5	Information on external guarantee (including guarantee for Party B’s any institution);

11.10.6	Information on all affiliates and relationship therewith, existing and potential related party transactions accounting for 10% of its net assets, and internal guarantee within the group;

11.10.7	Information on lawsuit, arbitration, administrative penalty, dispute over debt obligations with other parties, and prosecution of criminal liability against any management personnel; and

11.10.8	Information on use of the loan hereunder.

11.11	Party A shall repay the interest and principal of the loan as agreed upon hereunder.

11.12	Party A shall provide notice in writing to Party B no less than 30 day prior to occurrence of any circumstances that may change its operations, systems and legal status: contracting, leasing, trusteeship, reorganization of assets, restructuring of debts and equity, joint operation, merger (merger and acquisition), division, joint venture, decrease of registered capital or application for cessation or cancellation of operation, dissolution or reorganization, settlement, and bankruptcy, and Party A shall clarify the repayment liability hereunder or provide new guarantee for the loan hereunder (both subject to Party B’s acknowledgement in writing); otherwise all activities mentioned in this clause shall not be conducted unless and until the loan hereunder is fully repaid.

11.13	In the event of being ordered to cease business operations, shut down, dissolve (cancel), and application of reorganization or bankruptcy filed by other parties, which may change its systems and legal status, Party A shall provide a written notice to Party B within 3 days upon the occurrence of such circumstances, and shall take adequate and effective measures to secure Party B’s rights as the creditor.

11.14	In the event of any circumstance that may jeopardize Party A’s ordinary operation or Party B’s rights as the creditor, Party A shall provide a written notice to Party B within 3 days upon the occurrence of such circumstance, and shall take adequate and effective measures to secure Party B’s rights as the creditor.

11.15	In the event of any change to Party A’s domicile, name, legal representative, or substantial changes to Party A’s senior management, Party A shall provide a written notice to Party B within 7 days upon the occurrence of such change.

11.16	Before Party A fully repays the interest and principal of the loan hereunder, Party A shall not sell any specific assets, repay other debts in advance, or provide guarantee to third parties without Party B’s consents.

11.17	Party A shall not enter into any contract with any third party that may jeopardize rights and interests of Party B hereunder.

11.18	In the event that a guarantee is provided, Party A shall forthwith provide new guarantee as accepted by Party B or repay the loan hereunder in advance if the guarantor violates any obligations or covenants set forth in the guarantee contract.

11.19	Is construction in progress is offered as mortgage, relevant mortgage registration procedures may be effected under Party B’s request subject to satisfaction of relevant registration conditions.

Article 12 Party B’s Rights and Obligations

12.1	Party B shall have the right to request Party A to provide documents in connection with the loan hereunder.

12.2	Party B shall have the right to monitor and inspect the use of the loan hereunder, and to understand Party A’s operation activities, financial conditions, provision of guarantee and dispute over debt obligation, etc.

12.3	Party B may request Party A to open settlement account and the designated account for loan proceeds transfer with Party B or any institution appointed by Party B, and subject such accounts to the monitor of Party A pursuant to this Agreement.

12.4	Party B shall fully grant the loan to Party A on time if Party A fully performs its obligations hereunder and fully satisfies the conditions for drawdown.

12.5	Party B shall keep confidential all information related to Party A’s debt, financial conditions, production, and operation, etc. provided thereby unless otherwise required by the laws and regulations.

12.6	Party B shall publish an announcement if it changes its domicile during the term hereof.

12.7	Party B may request further capital and assets contribution from Party A according to the progress of relevant project construction.

12.8	Party B may monitor and examine:

12.8.1	Whether the capital from Party A is duly paid, and whether the capital of project is duly managed;

12.8.2	Whether Party A has taken risk controls regarding master contract, raw materials long-term supply contract, commercial insurance, completion deposits, completion bond and performance bond;

12.8.3	Whether transfer of the loan proceeds is consistent with progress of the project, and whether investment amount is consistent with investment budget;

12.8.4	Whether the supervisor of the project has provided normal comments on the construction and quality of the project, whether the construction and materials expenses are duly paid, and whether financial derivative instruments has been applied or the sponsor has provided guaranty for any capital shortage;

12.8.5	Whether the total investment is within budget, and collect project examination and acceptance reports as well as comments from project designing, construction, and supervising enteritis;

12.8.6	Whether the revenue from the project has been transferred to the designated revenue account at agreed-upon proportion; and

12.8.7	Whether Party A has duly secured funds for loan repayment.

Article 13 Liabilities for Breach of Contract

13.1	After the effectiveness of this Agreement, both Parties shall perform their obligations under this Agreement, failure to perform or partial performance shall constitute breach of contract, and both Parties shall assume relevant liabilities.

13.2	If relevant security procedures under this Agreement are not completed due to Party A or the guarantor’s reason, or Party A fails to carry out the drawdown procedures at the time stipulated under this Agreement for a time in excess of 30 days (including public holidays and weekends) after the stipulated time for granting the loan, Party B is entitled to terminate this Agreement and request repayment of the loan granted.

13.3	If Party A fails to repay the principal when due (including accelerated maturity) according to this Agreement, the overdue interests shall be calculated from the overdue date by increasing 50% of the interest rate as penalty. If Party A fails to pay the interests on time within the term of the loan, compound interests shall be collected according to the interest rate stipulated hereunder. For any unpaid interests of the loan overdue, compound interests shall be collected according to the penalty interest rate under this clause.

13.4	If Party A fails to use the loan according to the purpose stipulated hereunder, penalty interests will be collected by increasing 100% of the stipulated interest rate from the date of breach with respect to the principal and interest, and compound interests will also be collected.

13.5	If the loan is overdue or is not used according to the stipulated purposes, overdue interests, penalty interests and compound interests shall be collected by month.

13.6	Where Party B’s rights as the creditor is realized through litigation due to Party A’s breach, Party A shall borne the fees paid by Party B, such as the litigation fees, arbitration fees, preservation fees, announcement fees, evaluation fees, appraisal fees, auction fees, traveling expenses, attorney fees and other fees incurred for the realization of the creditor’s rights.

13.7	If any of the following occurs, Party B is entitled to announce the accelerated maturity of all the loans granted, collect the principal and interests, cease granting additional loans, and take legitimate measures:

13.7.1	Party A fails to use the loan according to the purpose stipulated hereunder or fails to pay the principal, interests and other payables in full and on time;

13.7.2	Party A fails to transfer the loan proceeds pursuant to this Agreement;

13.7.3	Party A intentionally reduces the amount of loan proceeds to avoid payment by Party B set forth under Clause 7.1.1;

13.7.4	Payment of loan proceeds under Clause 7.1.2 is materially different from the planned payment provided by Party B;

13.7.5	Party A provides false balance sheet, income statement and other loan materials or conceals important facts thereof or any other substantial financial facts;

13.7.6	Party A refuses Party B to supervise or examine its loan use and its productions, operations, and financial activities.

13.7.7	Party A uses the loan to make equity investments;

13.7.8	Party A uses the loan to speculate in equities, futures and real estate, or conduct other illegal or non-compliance actions;

13.7.9	Party A obtains the loan to grant loans and seeks illegal incomes;

13.7.10	Party A obtains the loan by fraud;

13.7.11	Party A arbitrages money from Party B by using a fake contract with related parties and providing mortgage to Party B with notes receivable and accounts receivable without true trading background;

13.7.12	Party A evades repayment of bank debts through related party transactions;

13.7.13	Party A breaches any contract or agreement entered into between Party A and other parties (including Party B) or breaches any representations or warranties made by Party A unilaterally, which constitutes material breach.

13.7.14	There is a change to Party A’s operation, system or legal status, including but not limited to contracting, leasing, trusteeship, reorganization of assets, restructuring of debts and equity, joint operation, merger (merger and acquisition), division, transfer of assets, joint venture, decrease of registered capital or application for cessation or cancellation of operation, dissolution, reorganization, settlement and bankruptcy, provided that Party A has not obtained Party B’s written consent, clarified repayment obligation hereunder, or provided new guarantee acceptable to Party B;

13.7.15	There is a change to the guarantee hereunder that has an adverse impact on Party B’s rights as the creditor, including but not limited to the damage, loss and decrease in value of the collateral and pledge, or the guarantor violates any obligation under the guarantee contract while Party A fails to provide new guarantee per Party B’s request;

13.7.16	The guarantee contract or other guarantee provided fails to come into effect or is held void or revoked, the guarantor loses part or all of its ability to provide guarantee or expressly indicates that it will not perform its guarantee obligation, or the guarantor violates any obligation or covenants under the guarantee contract or other contracts with third party, while Party A fails to provide new guarantee per Party B’s request;

13.7.17	Representations and warranties made by Party A are untrue, inaccurate or there is omission of material facts;

13.7.18	Party A expressly indicates or indicates by its performance that it will not perform its obligations hereunder;

13.7.19	Party A fails to cause the progress of the project in line with the use of the loan;

13.7.20	Party A’s leverage ratio is more than 70% during the term of the loan;

13.7.21	Party A violates any other obligation or covenant agreed upon hereunder, which in Party B’s view will affect the realization of Party B’s rights as the creditor;

13.7.21	Any of Party A’s representations in the drawdown application and/or any information attached thereto is untrue or in breach of any covenants made by Party A in the drawdown application.

11.8	If Party B fails to make loans upon Party A’s request within seven (7) working days after Party A meets all the drawdown conditions and submits drawdown requirement to Party B, Party A is entitled to collect liquidated damages from Party B based on the interest rate specified in Article 13.3 according to the amount and actual days of overdue.

Article 14 Effectiveness

14.1	This Agreement shall take effect upon execution by both Parties.

Article 15 Transfer, Change and Termination of Agreement

15.1	After this Agreement takes effect, Party B may transfer all or part of its rights as the creditor under this Agreement to a third party without Party A’s consent.

15.2	After this Agreement takes effect, Party A shall not transfer all or part of its obligations as the debtor under this Agreement to a third party unless Party B receives from the guarantor a written document consenting to continue to assume the guarantee liability after the transfer or a new guarantee is provided to Party B. In addition, Party B’s written consent is also required for such transfer.

15.3	After this Agreement takes effect, neither party shall make changes without consent of the other party. Any change to this Agreement shall be made by Party A and Party B in writing.

15.4	If Party A requires extension under this Agreement, an extension agreement shall be signed upon Party B’s approval. If Party B refuses to extend, Party A is obliged to perform its repayment obligation according to this Agreement.

15.5	During the term of this Agreement, if any of the following events happens, Party B is entitled to terminate the Agreement, collect the outstanding loan and interests in advance and stop granting loans:

15.5.1	Party A’s operational and financial conditions deteriorates and becomes unable to repay matured debt; or Party A gets involved in major litigation or arbitration or other legal proceedings which severely impacts or jeopardizes Party B’s realization of its rights as the creditor;

15.5.2	The overall credit, operational and financial status of Party A is in severe crisis, which poses a severe threat to Party B’s rights as the creditor;

15.5.3	Party A suspends or ceases operation or dissolves, or the business license of Party A is revoked or cancelled; and

15.5.4	Other circumstances that may pose threat or cause severe damage to Party B’s rights as the creditor under this Agreement.

Article 16 Dispute Resolution

16.1	Any dispute arising from the performance hereof shall be settled through negotiation. In the event that no agreement is reached through negotiation, such disputes shall be settled by filing a lawsuit to the people’s court where Party B is located.

Article 17 Miscellaneous

17.1	If Party A and Party B have entered into the Maximum Financing Agreement (Agreement No.: CQ09(RONG ZI)20110007), this Agreement shall be regarded as a specific business Agreement under the Maximal Financing Agreement.

17.2	Within the term of this Agreement, if Party A fails to notify Party B in writing with regard to the change of company name, the legal representative and the address, all the documents delivered by Party B to Party A according to the information under this Agreement shall be deemed to have been delivered.

17.3	Fees for registration, insurance, notarization, appraisal, transportation and all other relevant fees with respect to this Agreement and its guarantee Agreement shall be borne by Party A. If the fees are paid by Party B upfront, Party B is entitled to withhold the amount from Party A’s account.

17.4	Any Party shall provide cooperation for the other Party’s request to amend this Agreement due to any change of laws, regulations, rules and judicial interpretations, otherwise any loan available will no longer be provided.

17.5	This Agreement shall be executed in four counterparts with equal effect, with one copy held by Party A, two copies held by Party B, and one copy held by the guarantor.

17.6	Relevant exhibits shall form an integral part of this Agreement and shall enjoy the same legal effect as this Agreement.

17.7	Party B has made reasonable efforts to notify Party A of the clauses regarding waiver or limitation of Party B’s liability under this Agreement and has made full clarification of relevant clauses as per Party A’s request. Party A and Party B have no disagreement over the interpretation of the terms of this Agreement.

Exhibit: Fixed Assets Loan Drawdown Application

Party A: (Seal) Chongqing Daqo New Energy Co., Ltd. /Seal/

Legal Representative: /s/ Guangfu Xu

(or Authorized Agent)

Date: October 20, 2011

Party B: (Seal) Huaxia Bank Chongqing Wanzhou Branch /Seal/

Legal Representative: /s/ Jianping Xiang

(or Authorized Agent)

Date: October 20, 2011